 Exhibit 99.1

SNDL FILES EARLY WARNING REPORT ISSUED PURSUANT TO NATIONAL INSTRUMENT 62-103

CALGARY, AB, June 9, 2023 /CNW/ - SNDL Inc. (NASDAQ: SNDL) ("SNDL") today announced that between February 1, 2023, and June 9, 2023, SNDL disposed of 3,428,000 common shares ("Common Shares") in the capital of Indiva Limited (TSXV: NDVA) (OTCQX: NDVAF) ("Indiva").

Between February 1, 2023, and June 9, 2023, SNDL disposed of 3,428,000 Common Shares (the "Sold Shares") through the facilities of the TSX Venture Exchange (the "TSXV") at an average price of $0.0571 per share for a total consideration of $185,488. Prior to the dispositions, SNDL held 22,663,500 Common Shares, representing approximately 15.59% of the then issued and outstanding Common Shares on a non-diluted basis. As a result, following the completion of these dispositions, and together with Indiva's various issuances of Common Shares from treasury, SNDL's holdings in Indiva decreased by 2.66%. Immediately following this disposition, SNDL now holds 19,235,500 Common Shares representing 12.93% of Indiva's issued and outstanding Common Shares on a non-diluted basis as reported to the TSXV.

The Sold Shares were sold for investment purposes. SNDL may, depending on market and other conditions, increase or decrease its beneficial ownership in Indiva's securities, whether in transactions over the open market, by privately negotiated arrangements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

This news release is being issued to comply with National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. An early warning report regarding these transactions has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under Indiva's issuer profile and may be obtained directly from SNDL upon request at the telephone number below and from the individual listed below. SNDL's head office is located at #300, 919 - 11th Avenue SW, Calgary, AB T2R 1P3.

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL."

SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry. For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements in this release includes, but is not limited to, SNDL's future plans or intentions in respect of its ownership of Common Shares. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. SNDL is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/June2023/09/c3227.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 19:40e 09-JUN-23